Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

August 22, 2006

Catalyst provides update on shareholder rights plan

Vancouver, BC – Catalyst Paper Corporation (TSX: CTL) today announced that the Toronto Stock Exchange (TSX) has determined to defer its consideration of acceptance for filing of Catalyst’s recently adopted shareholder rights plan until such time as the TSX is satisfied that the Ontario Securities Commission will not intervene pursuant to National Policy 62-202 of the Canadian Securities Administrators in any take-over bid for Catalyst. A condition of acceptance of notice of the rights plan by the TSX would be that the requisite shareholder approval be obtained.

The rights plan remains effective in accordance with its terms.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Investors: Ralph Leverton Vice-President, Finance and CFO 604-654-4040	Media: Lyn Brown Vice-President, Corporate Affairs 604-654-4212